August 11, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Ms. Jessica Barberich

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

Form 10-K for the year ended December 31, 2008

Filed March 16, 2009

File No. 001-31458

Dear Ms. Barberich:

We have received the letter dated August 7, 2009, from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 filed on February 29, 2008, and of the Company’s Form 10-K for the fiscal year ended December 31, 2008 filed on March 16, 2009.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

1.	We have reviewed your response to prior comment 1 and note that you believe that the referenced measures represent GAAP disclosures under SFAS 107 and SFAS 131. We continue to believe that these disclosures, in their current form, are not appropriate under SFAS 107 and SFAS 131. Please remove these measures from future filings.

We have removed these disclosures from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed yesterday, and we will remove them from all future filings.

2.

We have reviewed your response to prior comment 2. You state that you will use the proposed revised income statement presentation in your Form 10-Q for the quarter ending June 30, 2009 and in all other future periodic filings. In addition, please include a discussion in your

Ms. Jessica Barberich

Securities and Exchange Commission

August 11, 2009

remaining 2009 periodic filings that addresses the change in presentation and your reasons for the change. Please also confirm that you will use the revised income statement presentation in any registration statements that you file.

We have used the proposed revised income statement presentation in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which was filed yesterday. We will continue to use this presentation in all future filings of any applicable type, including any registration statements. We have included the following disclosure regarding this change in presentation in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and we will include this disclosure in our remaining 2009 periodic filings as well as any registration statements or other applicable filings that we may make in the future.

“Newcastle has changed the format of its consolidated statements of operations for all periods presented to be more consistent with the provisions of Article 9 of Regulation S-X. Article 9 of Regulation S-X is applicable to bank holding companies and Newcastle believes that, as a finance company, Article 9’s provisions are more closely aligned with its operations than those in Article 5, which applies to commercial and industrial companies. This change in format did not have any effect on any of the reported line items within the statements of operations, or on net income (loss) or net income (loss) per share.”

The Company greatly appreciates your time and consideration of the points discussed in this letter. Please do not hesitate to contact me at 212-479-5343 if you would like to discuss any topic addressed in this letter.

Sincerely,

/s/ Brian C. Sigman
Brian C. Sigman
Chief Financial Officer